

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 24, 2016

Via E-mail
Gregory S. Rush
Chief Financial Officer
INC Research Holdings, Inc.
3201 Beechleaf Court, Suite 600
Raleigh, North Carolina 27604-1547

>   **Re: INC Research Holdings, Inc.**
>   **Form 10-K for the Year Ended December 31, 2015**
>   **Filed February 25, 2016**
>   **File No. 001-36730**

Dear Mr. Rush:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ Rufus Decker
>
> Rufus Decker
> Accounting Branch Chief
> Office of Beverages, Apparel and
> Mining